MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 OCT 21 AM 7:

30 September, 2003

03032794

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure /5

10/27

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

19 September, 2003

MOL expressed its interest in the privatisation of Petrom in Romania

MOL Hungarian Oil and Gas Plc. today submitted an Expression of Interest regarding the privatisation S.N.P. Petrom S.A. On 26 August 2003, the Romanian government published a public announcement on its intention to sell a 33.34% shareholding of S.N.P. Petrom S.A. Alongside the purchase of the stake the strategic investor will also be obliged to subscribe to a capital increase through which its shareholding will reach 51%. In order to participate in the pre-qualification process MOL has submitted an Expression of Interest to the Ministry of Economy and Commerce, which is responsible for the privatisation. It is expected that the results of the pre-qualification process will be published on the 30th of September. MOL will only decide on whether to submit an offer following a comprehensive due diligence.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

30 September, 2003

Personnel change at MOL

MOL Hungarian Oil and Gas company hereby announces that Zoltán Szemmelveisz, the managing director of the Gas Division will leave MOL as of 30 September 2003 under mutual consent. Zoltán Szemmelveisz joined the company in January 2001. Under his direction the unbundling of the gas trading, transmission and storage activities began in accordance with the EU gas directive and the Hungarian Gas Supply Law.Mr Szemmelveisz and his colleagues ensured the safe supply of gas to the country in the coldest winter of the decade.

We would like to take this opportunity to express our thanks to Mr Szemmelveisz for his contribution to MOL's results and wish him every success in his next appointment.

Mr Sándor Fasimon has been appointed to the position of managing director of the Gas Business for a one year period starting from 1 October, 2003. Mr Fasimon graduated from university with a degree in economics in 1990. Following this he held various positions in Mineralimpex and MOL. In the period leading up to this new appointment, he was head of the crude oil and product procurement for the Refining and Marketing division.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 September, 2003

Fuel Quality Development Project at MOL Plc.

MOL Hungarian Oil and Gas Company hereby announces that on 30 September 2003 it concluded a contract in the value of HUF 13 billion with the Olajterv–Galatea consortium for the construction of a gasoline desulphurization unit. This contract forms part of MOL's fuel quality development project, which has a total budgeted expenditure of HUF 57 billion. As a result of the gasoline desulphurization unit, the subject of this contract, and the diesel desulphurization unit already under construction, as of 1 January 2005 motor fuels produced and distributed by MOL Plc. will be practically sulphur-free, meeting the tightening quality specifications of the European Union.

The project will be implemented under an EPC (Engineering-Procurement-Construction) structure. The selection of the partner was made following a competitive bidding process, in which many internationally recognised corporations with proven capabilities and experience took part.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
MOL Communications		+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

1 October, 2003

MOL regards the government's decision to raise gas prices for non-household users as an important step towards a European Union conform regulatory model

MOL considers the gas price increase for non-residential consumers to be an important step which builds on to the achievements already made with the enactment of the Gas Act in June and the implementory decrees issued since. In our interpretation, the current gas price increase will affect approximately 68% of consumption and therefore should result in a considerable reduction in the expected gas business loss in 2003.

If, following the publication of the ministerial decree, the non-residential gas prices reflects the prevailing price regulation, MOL will withdraw its price revision request.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 October, 2003

The Boards of Directors of MOL and Slovnaft decided to integrate the management of the two companies

Following MOL's acquisition of a majority stake in Slovnaft earlier this year, the management of MOL and Slovnaft initiated a new project with the aim of integrating the operations of the two companies. As a key step in this programme, the Boards of Directors of MOL and Slovnaft have made a decision on the establishment of an integrated management team, whose responsibility will be to manage the day-to-day operations of the asset bases of the two legal entities. Some key members of the integrated management will take their positions from October 1st, 2003 and it is planned that the full integration of Group operations be completed by January 1st, 2004. The joint operation of the two companies with a single management team will create a new, stronger and more efficient Group, integrating the best of both companies in order to position it well for the challenges ahead. Through the integrated operation the partners expect, at the Group level, to exploit a further USD 80-90 million in synergies and efficiency improvements above the USD 45 million achieved until year-end 2002. In 2002, MOL and Slovnaft both independently initiated significant three-year efficiency improvement programmes therefore the integration of MOL and Slovnaft will not itself result in significant additional headcount reduction.

The senior integrated Group management will consist of the following members:

The Executive Board, being the senior executive management body of the Group, remains unchanged with the membership of Mr Zsolt Hernádi, Executive Chairman; Mr György Mosonyi, Group Chief Executive Officer; Mr Michel-Marc Delcommune, Group Chief Financial Officer; and, Mr Zoltán Áldott, Group Chief Strategic Officer. Furthermore a new division will be established to manage Group Petrochemical interests under the management of Mr Vratko Kassovic, who also remains the Chief Executive Officer of Slovnaft. Mr László Geszti, to date the head of MOL's Refining and Marketing Division, will head up the Group Refining and Marketing Division. However, as Mr Geszti has been nominated to take the position of Chief Financial Officer of INA, Mr Ferenc Horváth, to date the Commercial director of MOL's Refining and Marketing Division, is expected to replace him as head the Group Refining and Marketing Division within a short period of time. Dr József Szóród, to date the head of MOL's Retail Services Division, will head the Group Retail Services Division. The integration process will have no effect on the senior management of the Exploration and Production Division and the Gas Division.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924